UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Avinger, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

053734109

(CUSIP Number)

March 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053734109	Page 2 of 15

1.	Names of Reporting Persons Nathan D. Hukill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,545
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,545

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13G.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, 2023, plus up to an aggregate of 150,545 shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Person.

CUSIP No. 053734109	Page 3 of 15

1.	Names of Reporting Persons CR Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,545
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,545

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) IA

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13G.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, 2023, plus up to an aggregate of 150,545 shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Person.

CUSIP No. 053734109	Page 4 of 15

1.	Names of Reporting Persons CRG Partners III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,545
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,545

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13G.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, 2023, plus up to an aggregate of 150,545 shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Person.

CUSIP No. 053734109	Page 5 of 15

1.	Names of Reporting Persons CRG Partners III Parallel Fund “A” L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,545
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,545

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13G.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, 2023, plus up to an aggregate of 150,545 shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Person.

CUSIP No. 053734109	Page 6 of 15

1.	Names of Reporting Persons CRG Partners III (Cayman) Unlev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,545
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,545

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13G.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, 2023, 75,873 shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Person and 75,619 shares of Common Stock issuable upon conversion of shares of Series E convertible preferred stock of the Issuer that are beneficially owned by the Reporting Person.

CUSIP No. 053734109	Page 7 of 15

1.	Names of Reporting Persons CRG Partners III (Cayman) Lev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,545
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,545

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13G.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, 2023, plus up to an aggregate of 150,545 shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Person.

CUSIP No. 053734109	Page 8 of 15

1.	Names of Reporting Persons CRG Partners III Parallel Fund “B” (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,545
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,545

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,545
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13G.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, 2023, plus up to an aggregate of 150,545 shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Person.

CUSIP No. 053734109	Page 9 of 15

Item 1.

(a)	Name of Issuer

Avinger, Inc.

(b)	Address of Issuer’s Principal Executive Offices

400 Chesapeake Drive, Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed jointly by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

Nathan D. Hukill

CR Group L.P.

CRG Partners III L.P.

CRG Partners III Parallel Fund “A” L.P.

CRG Partners III (Cayman) Unlev AIV I L.P.

CRG Partners III (Cayman) Lev AIV I L.P.

CRG Partners III Parallel Fund “B” (Cayman) L.P.

CR Group L.P. may be deemed to beneficially own the shares by virtue of its position as the investment manager for CRG Partners III L.P., CRG Partners III Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P. and CRG Partners III Parallel Fund “B” (Cayman) L.P. Mr. Hukill may be deemed to have beneficial ownership over the securities by virtue of his indirect control of CR Group L.P.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 1000 Main Street, Suite 2500, Houston, TX 77002.

(c)	Citizenship

See Row 4 of the cover page for each Reporting Person.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

053734109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 053734109	Page 10 of 15

Item 4.	Ownership

(a)	Amount beneficially owned:

Nathan D. Hukill	150,545 (1)
CR Group L.P.	150,545 (1)
CRG Partners III L.P.	150,545 (1)
CRG Partners III Parallel Fund “A” L.P.	150,545 (1)
CRG Partners III (Cayman) Unlev AIV I L.P.	150,545 (1)
CRG Partners III (Cayman) Lev AIV I L.P.	150,545 (1)
CRG Partners III Parallel Fund “B” (Cayman) L.P.	150,545 (1)

(b)	Percent of class:

Nathan D. Hukill	9.9% (2)
CR Group L.P.	9.9% (2)
CRG Partners III L.P.	9.9% (2)
CRG Partners III Parallel Fund “A” L.P.	9.9% (2)
CRG Partners III (Cayman) Unlev AIV I L.P.	9.9% (2)
CRG Partners III (Cayman) Lev AIV I L.P.	9.9% (2)
CRG Partners III Parallel Fund “B” (Cayman) L.P.	9.9% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Nathan D. Hukill	0
CR Group L.P.	0
CRG Partners III L.P.	0
CRG Partners III Parallel Fund “A” L.P.	0
CRG Partners III (Cayman) Unlev AIV I L.P. CRG Partners III (Cayman) Lev AIV I L.P.	0 0
CRG Partners III Parallel Fund “B” (Cayman) L.P.	0

(ii)	Shared power to vote or to direct the vote:

Nathan D. Hukill	150,545 (1)
CR Group L.P.	150,545 (1)
CRG Partners III L.P.	150,545 (1)
CRG Partners III Parallel Fund “A” L.P.	150,545 (1)
CRG Partners III (Cayman) Unlev AIV I L.P.	150,545 (1)
CRG Partners III (Cayman) Lev AIV I L.P.	150,545 (1)
CRG Partners III Parallel Fund “B” (Cayman) L.P.	150,545 (1)

CUSIP No. 053734109	Page 11 of 15

(iii)	Sole power to dispose or to direct the disposition of:

Nathan D. Hukill	0
CR Group L.P.	0
CRG Partners III L.P.	0
CRG Partners III Parallel Fund “A” L.P.	0
CRG Partners III (Cayman) Unlev AIV I L.P. CRG Partners III (Cayman) Lev AIV I L.P.	0 0
CRG Partners III Parallel Fund “B” (Cayman) L.P.	0

(iv)	Shared power to dispose or to direct the disposition of:

Nathan D. Hukill	150,545 (1)
CR Group L.P.	150,545 (1)
CRG Partners III L.P.	150,545 (1)
CRG Partners III Parallel Fund “A” L.P.	150,545 (1)
CRG Partners III (Cayman) Unlev AIV I L.P.	150,545 (1)
CRG Partners III (Cayman) Lev AIV I L.P.	150,545 (1)
CRG Partners III Parallel Fund “B” (Cayman) L.P.	150,545 (1)

(1)

Consists of shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock and shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock. The share numbers above represent the maximum number of shares of common stock issuable upon the conversion of the Reporting Persons’ preferred stock pursuant to the Certificate of Designation for the Series A-1 Convertible Preferred Stock and the Certificate of Designation for the Series E Convertible Preferred Stock as a result of the blocker provision of the Certificates of Designation described in the following sentence. The Certificates of Designation provide that the holder of Series A-1 Convertible Preferred Stock and Series E Convertible Preferred Stock will not have a right to convert, subject to certain exceptions, the preferred stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation of 9.9%, which may be changed by the Reporting Person, providing any increases will not take effect until the 61st day after notice to the Issuer and the beneficial ownership limitation may not exceed 19.99%.

(2)

This percentage is calculated based on 1,370,118 shares of Common Stock issued and outstanding as of October 23, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 26, plus shares of Common Stock issuable upon conversion of shares of Series A-1 Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Persons and shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock of the Issuer that are beneficially owned by the Reporting Persons.

CUSIP No. 053734109	Page 12 of 15

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 053734109	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

Nathan D. Hukill

/s/ Nathan D. Hukill
An individual

CR Group L.P.
CRG Partners III L.P.
CRG Partners III Parallel Fund “A” L.P.
CRG Partners III (Cayman) Unlev AIV I L.P.
CRG Partners III (Cayman) Lev AIV I L.P.
CRG Partners III Parallel Fund “B” (Cayman) L.P.

By:	/s/ Nathan D. Hukill
Nathan D. Hukill, authorized signatory

CUSIP No. 053734109	Page 14 of 15

EXHIBITS

A:	Joint Filing Agreement